EXHIBIT (a)(5)(iv)

Media Release

Basel, July 11, 2007

Roche Says Offer for Ventana Medical Systems, Inc. is Full and Fair

Roche (SWX: ROG.VX; RO.S), a world-leading healthcare provider of pharmaceuticals and diagnostics, released the following statement in response to today’s announcement by Ventana Medical Systems, Inc. (“Ventana”) (NASDAQ: VMSI):

Roche takes note that Ventana’s Board of Directors remains unwilling to discuss Roche’s all-cash offer for Ventana.  Roche’s offer of $75.00 per share in cash, or an aggregate of approximately $3 billion on a fully diluted basis, represents a 44% premium to Ventana’s close of $51.95 on June 22, 2007, the last trading day prior to Roche’s offer, and a 55% premium to its three-month average of $48.30, as of the same date.

“Roche continues to believe that its offer of $75 per share in cash is a full and fair offer and a unique opportunity for Ventana’s stockholders to receive value now that reflects Ventana’s current business and full future potential,” said Franz B. Humer, Chairman and CEO of Roche.  “We are committed to bringing our companies together and continue to prefer to commence discussions with Ventana to effect a negotiated transaction.”

It remains Roche’s preference to enter into a negotiated transaction with Ventana. If Ventana refuses to negotiate, Roche will continue to pursue a transaction unilaterally.  In addition to its cash tender offer, Roche will consider taking action in connection with Ventana’s 2008 annual meeting.  Such action may include the nomination of new directors to Ventana’s Board and/or proposals to amend Ventana’s bylaws.

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

F. Hoffmann-La Roche Ltd.	CH-4070 Basel	Corporate Communications	Tel. +41 61 - 688 88 88 Fax +41 61 - 688 27 75 http://www.roche.com

Following is a copy of the letter Roche sent on July 11, 2007 to Ventana’s Chairman:

July 11, 2007

Mr. Jack Schuler
Chairman
Ventana Medical Systems, Inc.
1910 Innovation Park Drive
Tucson, AZ 85755

Dear Jack:

Roche continues to believe that its offer of $75 per share in cash for each share of Ventana stock is a full and fair offer and a unique opportunity for your stockholders to receive value now that reflects Ventana’s current business and full future potential.

As you should also know from our prior communications, it has been and remains Roche’s preference to conclude a negotiated transaction with Ventana. In the absence of such negotiations, our judgment about Ventana’s value and potential has been based solely on publicly available information. To the extent that you believe that Ventana has additional information that would support a valuation in excess of our offer, we would be willing to consider it in a negotiation with you.

If you continue to decline to negotiate with us we will have no choice but to effect a transaction unilaterally. Since, as you indicate, “this is about stockholder value,” we strongly hope that you will either agree to commence discussions with us about a transaction, or let your stockholders make their own determinations and choices about the adequacy of our offer.

We look forward to hearing from you.
Sincerely,

Franz B. Humer

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world’s leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world’s biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people’s health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled CHF 33.3 billion, and the Diagnostics Division posted sales of CHF 8.7 billion. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche’s Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centers that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the U.S. employ more than 20,000 people and generate approximately $10 billion in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information, please visit www.roche.com.

All trademarks used or mentioned in this release are protected by law.

Further information
- All documents on the offer to Ventana’s shareholders: www.roche.com/info070625

Roche Group Media Office
Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com
- Daniel Piller (Head of Roche Group Media Office)
- Baschi Dürr

Brunswick Group (for US media)
Phone: +1 212 333 3810
- Steve Lipin
- Nina Devlin

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
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ADDITIONAL INFORMATION AND WHERE TO FIND IT
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL VENTANA’S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JUNE 27, 2007. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.  INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.  THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).